

February 11, 2011

Mr. Jianmin Gao
Chief Executive Officer
Mondas Minerals Corporation
35 North Lake Avenue, Suite 280
Pasadena, CA 91101

> **Re: Mondas Minerals Corporation**
> **Item 4.01 Form 8-K**
> **Filed February 10, 2011**
> **File No. 333-152330**

Dear Mr. Gao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   Please revise your disclosure to explicitly state whether Seale and Beers, CPAs *resigned*, *declined to stand of re-election* or was *dismissed* on February 4, 2011. We refer you to the guidance at Item 304(a)(1)(i) of Regulation S-K.

2.   Please revise your disclosure to state during the two most recent fiscal years and the interim period preceding the engagement of Anton & Chia, LLP ("Anton & Chia"), whether you have consulted with Anton & Chia any matter as described in Item 304(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or me at (202) 551-3311with any other questions.

Sincerely,

Ethan Horowitz
Branch Chief